Exhibit 99.1

Management’s Discussion and Analysis

For the Three Months End September 30, 2024

Contact Information :
SolarBank Corporation
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@solarbankcorp.com

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of SolarBank Corporation. (“SUNN” or the “Company”) was prepared by management as of November 13, 2024 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the three months ended September 30th, 2024. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Overview

Business Profile

SolarBank Corporation is incorporated in Ontario, Canada with its registered office located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 and head office located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”.

The Company is a growing renewable energy sector Company that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company continues to shift its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. The Company will accelerate its portfolio growth via organic growth and M&A.

Development of the Business

USA

The Company is focused on its key markets in New York, Maryland and California. In New York, the Company expects to reach Permission to Operate (“PTO”) for a 3.7 MW DC project that the Company intends to retain ownership of, by Q2 FY2025 and reach PTO for three projects for Honeywell, totaling 21 MW DC in FY2025. Approximately 50 projects are under utility interconnection studies. In addition, the Company is working on site origination for potential community solar and utility scale solar projects.

Community solar needs state-level polices in order to thrive. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs has been passed or is being proposed. In Pennsylvania, the Company has a three-project plan totalling 24.8 MW DC. The Company has secured a lease over the project sites in Pennsylvania and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the projects. The development of these projects community solar projects will be subject to the final approval of House Bill 1842 by the State government of Pennsylvania.

Canada

The Company is expected to finish the construction on a 1.4MW DC rooftop solar project in Alberta in the second quarter of FY2025. In addition, two projects in Alberta and three projects in Nova Scotia are under utility interconnection studies and development work is ongoing.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions.

The Company became the owner of the three separate Battery Energy Storage System (“BESS”) projects in Ontario. The three projects are expected to reach NTP in the second and third quarter of FY2025.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than April 30, 2026. Each BESS Project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology.

With the acquisition of SFF, the Company is now responsible for securing the permits and financing required to complete the construction of the BESS Projects. The Company is in discussions with several project finance lenders but has not yet secured the necessary financing to complete the construction of the BESS Projects. In addition, the Company has not yet secured the final permits for the construction of the BESS Projects.

Evlo Energy Storage Inc. (“Evlo”) is providing its EVLOFLEX battery energy storage systems (the “BESS Equipment”) for the three separate BESS Projects. As a result of the delays in obtaining financing and permits for the BESS Projects, the Company has requested that Evlo delay the delivery of the BESS Equipment. Evlo has informed the Company that such delay will adversely affect Evlo’s performance under the agreement for the BESS Equipment and increases the cost of the BESS Equipment. The final implications of these delays on the contract price and schedule have not yet been ascertained. If the project schedule is delayed, it is possible that certain incentives from the Ontario government for completion of the BESS Projects by a target date will not be received. In addition, if the Company is unable to secure financing to make required payment to Evlo, Evlo may provide the Company with a notice of default which would have an adverse effect on the project schedule and costs.

Acquisitions

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “SFF Transaction”). The SFF Transaction closed on July 8, 2024. Under the terms of the SFF Transaction, the Company has agreed to issue up to 5,859,561 common shares of SolarBank (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million, representing $4.50 per SFF common share acquired. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”).

The consideration for the SFF Transaction consisted of an upfront payment of approximately 3,575,632 SolarBank Shares and a contingent payment representing up to an additional 2,283,929 SolarBank Shares that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuator shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuator, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

The acquisition of SFF continues the Company’s strategy of creating value for all stakeholders by growing its portfolio of cash-generating independent power producer assets. The Company will also expend into ownership of battery energy storage projects and electric vehicle charging stations, both are key components of net zero energy transition.

Recent Developments

Since the commencement of the quarter ended September 30, 2024, the Company achieved the following business objectives:

●	July 2024: The Company closed its acquisition of Solar Flow-Through Funds Ltd. (“SFF”). This transaction values SFF at up to $45M but the consideration payable excludes the common shares of SFF currently held by the Company.

●	July 2024: The Company announced an update on its 3.25 MW DC ground-mount solar power project located in the Town of Camillus, New York on a closed landfill. The project has now received its plan approval and special use permit from the town of Camillus.

●	July 2024: The Company advanced construction on the 1.4MW DC rooftop solar project in Alberta. Construction of the project is expected to be completed in November 2024.

●	August 2024: The Company announced that it intends to develop a 7 MW DC ground-mount solar power project known as the Oak Orchard project located in Clay, New York.

●	August 2024: The Company announced that it intends to develop a 6.41 MW DC ground-mount solar power project known as the East Bloomfield project located in East Bloomfield, New York.

●	September 2024: The Company announced that it intends to develop a 5.4 MW DC ground-mount solar power project known as the Boyle project located in Broome County, New York. The project is expected to employ agrivoltaics (the dual use of land for solar energy production and agriculture) including sheep grazing with a local agricultural partner.

●	September 2024: The Company announced that it intends to develop a 7 MW DC ground-mount solar power project known as the Hwy 28 project on a 45 acre site located in Middletown, Delaware County, New York.

●	October 2024: The Company announced its plans to develop a 2.9 MW DC ground-mount solar power project known as the Silver Springs project on a site located in Gainesville, New York.

●	October 2024: The Company announced its plans to develop a 13.8 MW DC ground-mount solar power project known as the Grandview project on a site located in Lancaster Country, Pennsylvania.

●	October 2024: The Company announced its plans to develop a 7 MW DC ground-mount solar power project known as the Stauffer project on a site located in Lancaster Country, Pennsylvania.

●	October 2024: The Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the North Main project on a site located in Wyoming County, New York

●	November 2024: The Company announced its plans to develop a 3.1 MW DC ground-mount solar power project known as West Petpeswick project (the “Project”) on a site located in Nova Scotia

●	November 2024: The Company announced its strategic expansion into the rapidly growing data center market. The Company is in discussions with various other parties regarding potential data center opportunities and will provide details if an agreement to acquire or develop a data center is concluded.

Selected Quarterly Information

The following table shows selected financial information for the Company for the three months period ended September 30, 2024 and 2023 and should be read in conjunction with the Company’s consolidated financial statements as at September 30, 2024 and June 30, 2024, and related notes thereto for such periods.

The condensed interim consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and are expressed in Canadian dollars.

For the three months ended September 30	2024 $	2023 $
Revenue	16,005,321	7,681,261
Revenue – EPC	11,954,389	5,613,015
Revenue – development	-	2,011,750
Revenue – IPP production	4,031,816	14,896
Revenue – O&M and other services	19,116	41,600
Cost of goods sold	(11,453,956)	(5,334,566)
Net income	241,092	2,038,968
Earning (loss) per share	0.01	0.08

	September 30, 2024 $	June 30, 2024 $
Total assets	180,996,924	39,225,861
Total current liabilities	36,132,728	13,388,850
Total non-current liabilities	81,462,720	7,112,710

The following discussion addresses the operating results and financial condition of the Company for the three months ended September 30th, 2024 compared with the three months ended September 30th, 2023.

Result of Operations

Three months ended September 30, 2024 compared to the three months ended September 30, 2023

Trend

In fiscal 2025, the Company continued to focus on scaling its business model by growing its pipeline and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will keep growing in fiscal 2025 as three projects (total of 21 MW DC) in the US progress to PTO this fiscal year. In addition, the Geddes Project (currently owned by the Company) and phase 1 of 261 Township (owned by a third party) are expected to finish construction and reach PTO in fiscal 2025.

The net income for the three months ended September 30, 2024 decreased by $1,797,876 compared to the net income for the three months ended September 30, 2023 with $241,092 net income recognized during the first quarter of 2025 as compared to a net income of $2,038,968 for the first quarter of 2024. See below for further details on the quarterly variations.

Key business highlights and projects updates in FY2025

●	Existing projects

Name	Location	Size (MWdc/MWh)	Timeline	Milestone	Current Status
Geddes	New York, USA	3.7	Q3 FY2025	Reach PTO (permission to operate)	Construction started in September 2023. This is the largest project to date to be owned by the Company
Settling Basins - 1	New York, USA	7.0	Q4FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Settling Basins - 2	New York, USA	7.0	Q4FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Settling Basins - 3	New York, USA	7.0	Q4FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
261 Township	Alberta, Canada	1.4	Q2FY2025	Reach PTO (permission to operate)	It’s the first phase of a total 4.2MW project. Engineering and procurement started in April 2024, and construction started in July 2024.
BESS	Ontario, Cananda	Discharge:4.74 Storage: 18.96	Q1FY2026	Reach PTO (permission to operate) and secure financing for construction.	EPC project. EPC agreement entered Oct. 3, 2023 for the construction of 3 separate BESS projects. The Company is working to secure financing for the construction of the projects.

●	Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost	Cost Incurred	Sources of Funding	Current Status
261 Township	Alberta, Canada	4.2	Q3 FY2025	NTP	800,000	155,697	Equity financing, working capital	Phase 1 construction started in July 2024. Interconnection for Phase 2 is being prepared to submit after the interconnection agreement is executed for phase 1 with Fortis.
Hardie	New York, USA	7.0	December 2024	NTP	1,450,000	1,368,720	Equity financing, working capital	The project received interconnection approval and is in the final stage of permitting process.
6882 Rice Road (East Bloomfield)	New York, USA	5.2	December 2024	NTP	2,580,000	1,707,912	Equity financing, working capital	The project received interconnection approval and is in the final stage of permitting process.
SUNY	New York, USA	28.0	December 2025	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	900,000	195,971	Equity financing, working capital	The interconnection application to New York Independent System Operator has been accepted into the new cluster study program. The project will move on to the customer engagement window, which will list any project physical infeasibility screens and a scooping meeting for the phase 1 study.
NS Projects	Nova Scotia, Canada	31.0	December 2025	NTP	900,000	180,292	Equity financing, working capital	The Company is preparing the application package for the Community Solar Program.
Black Creek	New York, USA	3.2	December 2025	NTP	700,000	24,188	Equity financing, working capital	The project is under interconnection study
Orleans Projects	New York, USA	30	December 2024	NTP	9,150,000	57,048	Equity financing, working capital	The project is under interconnection study.
Oak Orchard	New York, USA	7	June 2025	NTP	1,900,000	27,982	Equity financing, working capital	The project is under interconnection study.
Boyle	New York, USA	5.4	June 2025	NTP	1,150,000	15,591	Equity financing, working capital	The project is under interconnection study
Camillus	New York USA	3.15	March 2025	NTP	2,575,500	2,308,032	Equity financing, working capital	The project received interconnection approval and is in the final stage of the permitting process.
Hwy 28	New York USA	7	March 2025	NTP	1,050,000	702,112	Equity financing, working capital	The project received interconnection approval and is in the final stage of the permitting process.
Silver Springs	New York USA	2.9	December 2025	NTP	500,000	10,750	Equity financing, working capital	The project is under interconnection study.
Grandview	Pennsylvania, USA	13.8	December 2025	NTP	1,500,000	-	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
Stauffer	Pennsylvania, USA	7	December 2025	NTP	1,250,000	750	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
North Main	New York, USA	7.2	December 2025	NTP	1,250,000	-	Equity financing, working capital	The project is under interconnection study.

During the quarter certain projects that were previously disclosed were cancelled as follows:

●	The closed landfill site in Lewiston, NY representing 4.8 MW DC that was announced on February 8, 2024. Development was discontinued due to high interconnection costs, which impacted the project’s overall financial viability.

●	Two projects representing 14.4 MW that were announced as part of the Orleans County projects on April 22, 2024. These projects were cancelled due to the costs associated with the Coordinated Electric System Interconnection Review (CESIR), which rendered this projects financially unsustainable.

Revenue

Revenue for the three months ended September 30, 2024 was $16,005,321 compared to $7,681,261 in the comparative period.

The EPC service revenue for the year ended September 30, 2024 was $11,954,389 compared to $5,613,015 in the comparative period, increasing by $6,341,374, or 113%. The revenue for the period ended September 30, 2024 consists of progress in Settling Basins ($9.4M) and 261 Township ($1.7M). The Company reached significant progress in Manlius project ($5.3M) for the period ended September 30, 2023.

The development fees revenue for the period ended September 30, 2024 was $nil compared to $2,011,750 in the comparative period. No development revenue earned during the three months ended September 30, 2024. For comparative period ended September 30, 2023, development revenue mainly from the sale of Settling Basins projects to Honeywell.

For the period ended September 30, 2024, the Company generated IPP production revenue of $4,031,816 compared to $14,896 in the comparative period. The revenue for the period ended September 30, 2024 consists of $3.7M earned from SFF facilities and $297k from OFIT GM & OFIT RT. For comparative period ended September 30, 2023 the only IPP production revenue was from US1 and VC1. With the closing of the SFF Transaction the Company’s recurring IPP production revenue has increased significantly.

Expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

	Three months ended September 30,
	2024	2023	Change	Management Commentary
Cost of goods sold	(11,453,956)	(5,334,566)	(6,119,390)	Consistent with the increase in revenue.
Operating expense:
Advertising and promotion	(448,350)	(503,809)	55,459	Additional spending in prior year to increase visibility in the market for the Nasdaq listing.
Consulting fees	(935,004)	(307,050)	(627,954)	Increase due to 2024 rate increase catch-up paid in Q1 FY25 of $157k and fees to Board Members starting July 2024 of $120k. $267k incurred in SFF which was acquired in FY25.
Depreciation	(24,539)	(21,978)	(2,561)	No significant changes.
Insurance	(211,859)	(39,246)	(172,613)	Insurance was higher due to increased activity and higher director and officer insurance premiums.
Office, rent and utilities	(293,786)	(79,193)	(214,593)	In FY25, additional filing fees of $35k and printing fees of $25k. $143k incurred in SFF which was acquired in FY25.
Professional fees	(1,086,509)	(144,141)	(942,368)	Increase due to Nasdaq related cost of $379k, additional audit fees ($103k), tax fees ($72k), Investor relates ($45k) and valuation fees ($11k). $272k incurred in SFF which was acquired in FY25.
Repairs and maintenances	(40,440)	(5,051)	(35,389)	Increase due to IPP facilities acquired in Oct. 2023.
Salary and Wages	(423,961)	(202,081)	(221,880)	Increase due to 2024 rate increase catch-up paid in Q1 FY25. $94k incurred in SFF which was acquired in FY25.
Stock based compensation	(113,248)	(429,580)	316,332	50% of employee stock options vested in Nov. 2023
Travel and events	(57,544)	(44,263)	(13,281)	More travel and seminars activities in FY2025 to increase visibility of the Company in the market and explore project opportunities.
Total operating expenses	(3,635,240)	(1,776,392)	(1,858,848)
Total Expenses	(15,089,196)	(7,110,958)	(7,978,238)

Other Income (Expense)

For the three months ended September 30, 2024, the Company had other income of $94,690 compared to other income of $1,371,837 for the three months ended September 30, 2023. Other income for the three months ended September 30, 2024 consists mainly of foreign exchange gain of $35,564 and other income of $59,126. Other income for the three months ended September 30, 2023 consists mainly of bad debt recovery of $1,195,012, foreign exchange gain of $148,969, and other income of $27,856.

Net Income

The net income for the three months ended September 30, 2024 was $241,092 for income per share of $0.01 based on 30,459,369 outstanding shares versus income of $2,038,968 for an income per share of $0.08 based on 26,806,183 outstanding shares for the comparative period. While the Company’s gross profit was higher in the current quarter, there was a decrease in net income as a result of increased operating expenses, a significant reduction in other income and higher income tax expense.

Legal Matters and Contingent Assets

The Company is subject to the following legal matters and contingencies:

(1)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The Company, in cooperation with the town, is vigorously defending this suit. Two proceedings were filed and both proceedings were dismissed, but the Petitioners have appealed the first proceeding. Petitioner still has time to appeal the second dismissal, but an injunction against the on-going construction of the solar project was denied in the second proceeding. The cases do not represent a material threat to the Company.

(2)	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and SFF (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these consolidated special purpose financial statements with respect to this claim.

(3)	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and SFF (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

(4)	On December 2, 2020, SFF. filed a legal claim to seek damages in the amount of $15 million for breach of contract against the IESO. Discovery and examinations for the legal claim occurred in November 2021. This matter has been settled for a payment of $1,000,000 paid from IESO to SFF.

(5)	On June 16, 2022, approximately 165 modules were damaged by windstorm and will be replaced by new ones. 4 inverters were damaged and will be replaced by new ones. SFF received a letter from the 328 Passmore landlord’s counsel in August 2023 that the rooftop is 95% repaired, but that they still owe $400,000 to the roofers. SFF cannot install the system until it receives confirmation that the structural integrity is sufficient for the system. SFF had been planning to move forward with examinations for discovery this fall but have delayed this due to recent health concerns and commitments of its team members who will attend the examinations.

(6)	The Landlord of a SFF solar power project in Ontario refused to give SFF the access to the site for regular maintenance. SFF and the landlord attended a court hearing on June 5, 2023. The landlord requested that the hearing be adjourned so that he would have more time to retain counsel, and the judge issued a court order so that SFF could access the property on June 9, 2023 for maintenance activities. Since then, respective counsel has been in correspondence so that SFF could schedule semi-annual maintenance, the most recent of which occurred on October 17, 2023.

Summary of Quarterly Results

Description	Q1 September 30, 2024 ($)	Q4 June 30, 2024 ($)	Q3 March 31, 2024 ($)	Q2 December 31, 2023 ($)

Revenue	16,005,321	7,977,121	24,074,947	18,643,804
Income (Loss) for the period	241,092	(9,099,845)	3,499,241	(15,508)
Earning (Loss) per share (basic and diluted)	0.01 (basic) 0.01 (diluted)	(0.34) (basic)	0.13 (basic) 0.09 (diluted)	(0.00) (basic)

Description	Q1 September 30, 2023 ($)	Q4 June 30, 2023 ($)	Q3 March 31, 2023 ($)	Q2 December 31, 2022 ($)

Revenue	7,681,261	9,245,267	706,856	2,964,934
Income (Loss) for the period	2,038,968	(1,076,836)	3,064,872	89,468
Income (Loss) per share (basic and diluted)	0.08 (basic) 0.05 (diluted)	(0.06) (basic)	0.11 (basic) 0.09 (diluted)	0.01

Historical quarterly results of operations and income per share data do not necessarily reflect any recurring expenditure patterns or predictable trends except for the fact that seasonally the Company’s third quarter typically has the smallest amount of revenue due to winter conditions that are less favorable for construction. The Company’s revenues fluctuate from quarter to quarter based on the timing of recognition of revenue which is dependent on the stage of the various solar power projects under development but in general it has been increasing on average over the last eight quarters. The net income for the quarter ended September 30, 2024 was low as a result of high expenses from acquisition of SFF. Refer to “Results of Operations” for additional discussion.

Liquidity and Capital Resources

The following table summarizes the Company’s liquidity position:

As at	September 30, 2024 $	June 30, 2024 $
Cash	14,250,082	5,270,405
Working capital(1)	(3,339,133)	4,240,999
Total assets	180,996,924	39,225,861
Total liabilities	117,595,448	20,501,560
Shareholders’ equity	63,401,476	18,724,301

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.

The Company is working on securing financing to support continuation of its operations and progression on a growing number of projects but it does not presently have sufficient working capital to continue operating for the next twelve months. To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

To assist with potential liquidity needs, the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

In addition. The Company has entered into an equity distribution agreement (the “Distribution Agreement”) with Research Capital Corporation (the “Agent”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to $15,000,000 of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agent, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

For three months ended	September 30, 2024 $	September 30, 2023 $
Net cash provided by (used in)
Operating activities	8,115,251	676,858
Investing activities	3,199,165	(710,008)
Financing activities	(2,284,270)	11,967
Increase (decrease) in cash, cash equivalents, and restricted cash	8,979,677	(128,276)

Cash flow from operating activities

The Company has positive cash flow of $8,115,251 from operating activities during the three months ended September 30, 2024, while the Company generated $676,858 cash during the same period ended September 30, 2023. The Company generated cash of $2,237,344 from the operational activities and generated $5,877,907 for the change of working capital during the three months ended September 30, 2024, while the Company generated cash of $2,470,491 from the operational activities and used $1,793,633 for the change of working capital during the three months ended September 30, 2023.

Cash flow from financing activities

The Company used cash of $2,284,270 from financing activities during the three months ended September 30, 2024, while the Company generated $11,967 cash during the same period ended September 30, 2023. The cash generated in financing activities for the three months ended September 30, 2024 was driven by proceeds from broker warrants exercised of $41,250, offset by repayment of lease obligation of $249,860, long-term loan principal payment of $1,382,272, and long-term loans interest payment of $693,388. The cash generated in financing activities for the three months ended September 30, 2023 was driven by issuance of common shares of $21,659 and proceeds from broker warrants exercised of $41,250. Offset by repayment of lease obligation of $14,484, long-term loan principal payment of $27,778, and long-term loans interest payment of $8,680.

Cash flow from investing activities

The Company generated cash of $3,199,165 in investing activities during the three months ended September 30, 2024, while the Company used cash of $710,008 investing activities during the same period ended September 30, 2023. The cash generated for the three months ended September 30, 2024 consists of cash from SFF of $9,886,679 and GIC redemption of 1,350,000. Offset by cash used in development asset of $6,661,405 and GIC purchase of $1,376,109. The cash used for the three months ended September 30, 2023 includes acquisition of development asset of $3,675,008 and purchase of partnership units of $2,465,000, offset by redemption of GIC of $5,430,000.

Capital Transactions

During the three-months ended September 30, 2024, the Company issued the following shares:

i.	On July 8, 2024, the Company closed the acquisition of SFF with payment of 3,575,632 SolarBank common shares.

ii.	On September 24, 2024, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of September 30, 2024 and as of the date of this MD&A:

Security Description	September 30, 2024	Date of report

Common shares	30,821,707	31,001,593
Warrants	7,818,000	7,818,000
Stock options	2,759,000	2,639,000
Restricted share units	265,000	265,000
Contingent value rights(1)	-	2,283,929

(1)	See description of the Contingent Value Rights under the heading “Overview – Development of the Business – Acquisitions”.

The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
03-Oct-2022	10-Jun-2027	$0.10	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	318,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000
			7,818,000
Weighted average exercise price			$0.38

The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
04-Nov-2022	04-Nov-2027	$0.75	2,639,000

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Date granted	Vesting Date	Outstanding RSUs
4-Nov-2022	02-Aug-20	250,000
13-Mar-2023	12-Mar-2024	7,500
13-Mar-2023	12-Mar-2025	7,500
		265,000

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	September 30, 2024	June 30, 2024
Long-term debt -non-current portion	$50,737,450	4,379,169
Shareholder Equity	$63,401,476	18,724,301

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

No changes have occured to capital management from the prior year.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three months ended September 30, 2024 and 2023 were as follows:

	Three Month Ended September 30,
	2024	2023
Short-term employee benefits	$703,227	$299,599
Share-based compensation	72,160	180,546

Short-term employee benefits include consulting fees and salaries made to key management.

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2024.

Changes in Accounting Policies

The Company has not adopted any new or revised accounting standards for the current fiscal year.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments (Note 16(2)). The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap are determined using Level 2 inputs.

The carrying amounts of cash, short-term investments, trade and other receivables, unbilled revenue, trade and other payables and loan payable approximate their fair values due to the short-term maturities of these items. The carrying amounts of long term debt, lease liabilities and other long-term liabilities approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Three months ended September 30, 2024	Revenue	% of Total Revenue
Customer A	$9,359,888	58%
Customer B	$1,787,498	11%

September 30, 2023	Revenue	% of Total Revenue
Customer A	$5,318,304	69%
Customer C	$2,011,750	27%

September 30, 2024	Account Receivable	% of Account Receivable
Customer A	$915,063	24%
Customer E	$498,388	13%

June 30, 2024	Account Receivable	% of Account Receivable
Customer F	$531,456	48%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes loan which is subject to interest rate risk due to variable rate. A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $12,806 (USD$9,391).

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this MD&A, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

As at	September 30, 2024	June 30, 2024
	$	$
Current assets	32,793,595	17,629,849
Current liabilities	36,132,728	13,388,850
Working capital	(3,339,133)	4,240,999

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;

●	Finance costs;

●	Amortization and depletion;

●	Fair value gain/loss;

●	Unrealized foreign exchange gain/loss;

●	Non-recurrent gain/loss

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of cash costs of financing activities, income taxes, depreciation of property, plant and equipment, amortization of intangible asset, fair value gain on derivative contracts, unrealized foreign exchange, and other non-recurrent activities. Other companies may calculate Adjusted EBITDA differently.

Three months ended	September 30, 2024	September 30, 2023
	$	$
Net income (loss) per financial statements	241,092	2,038,968
Add:
Depreciation expense	1,507,854	21,978
Interest (income)/expense, net	582,881	(59,088)
Income tax and Deferred income tax expense	805,478	(37,740)
Fair value change (gain)/loss	(618,636)	-
Other (income)/expense	(94,690)	(1,371,837)

Adjusted EBITDA	2,423,979	592,281

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The Chief Executive Officer and Chief Financial Officer have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision) and they are operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to them by others within those entities as of September 30, 2024.

Internal Control Over Financial Reporting

The Company maintains a system of internal controls over financial reporting, as defined by National Instrument 52- 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safe-guarded and financial information is accurate and reliable and in accordance with IFRS. During the period ended September 30, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2024 and filed on SEDAR+ at www.sedarplus.ca.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficient of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.